Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Maverix Metals Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Maverix Metals Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of (loss) income and comprehensive (loss) income, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Maverix Metals Inc.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

Vancouver, Canada

March 4, 2020

Maverix Metals Inc.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$6,271	$6,844
Accounts receivable	9,154	7,811
Right of first refusal receivable (Note 5)	15,586	-
Prepaid expenses and other	627	365
Total current assets	31,638	15,020

Non-current assets
Royalty, stream and other interests (Note 6)	365,489	270,236
Investments (Note 7)	9,284	6,082
Deferred financing costs and other	1,819	1,118
Deferred tax asset (Note 14)	1,069	1,123
Total assets	$409,299	$293,579

Liabilities
Current liabilities
Trade and other payables	$4,202	$3,701
Dividend payable (Note 9e)	1,553	-
Total current liabilities	5,755	3,701

Non-current liabilities
Credit facility (Note 8)	89,617	16,780
Total liabilities	95,372	20,481

Equity
Capital and reserves
Share capital (Note 9a)	312,697	246,429
Reserves	18,476	17,529
Accumulated other comprehensive (loss) income	(2,554)	12,069
Deficit	(14,692)	(2,929)
Total equity	313,927	273,098
Total liabilities and equity	$409,299	$293,579

Contractual Obligations (Note 17)

Subsequent Events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:

“signed” Geoff Burns, Director “signed” Dan O’Flaherty, Director

Maverix Metals Inc.

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(in thousands of Canadian dollars, except for share data)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Royalty revenue (Note 15)	$28,922	$27,361
Sales (Note 15)	15,810	6,690
Total revenue	44,732	34,051

Cost of sales, excluding depletion	(5,211)	(3,382)
Depletion (Note 6)	(17,490)	(17,460)
Total cost of sales	(22,701)	(20,842)
Gross profit	22,031	13,209

Administrative expenses, excluding share-based compensation (Note 10)	(6,686)	(4,059)
Share-based compensation expense	(2,216)	(1,663)
Royalty interest impairment (Note 6b)	(18,896)	-
(Loss) income from operations	(5,767)	7,487

Other income and expenses
Foreign exchange loss	(297)	(1,024)
Other (expense) income	(138)	333
Finance expense	(2,406)	(2,769)
(Loss) income before income taxes	(8,608)	4,027

Income tax expense (Note 14)	(1,570)	(1,316)
Net (loss) income for the year	$(10,178)	$2,711

(Loss) earnings per share (Note 11)
Basic (loss) earnings per share	$(0.09)	$0.03
Diluted (loss) earnings per share	$(0.09)	$0.03

Weighted average number of common shares outstanding (Note 9a):
Basic	108,363,047	92,784,376
Diluted	108,363,047	97,986,616

Other Comprehensive (Loss) Income
Net (loss) income for the year	$(10,178)	$2,711
Item that may subsequently be re-classified to net income:
Foreign currency translation	(13,542)	16,421
Item that will not be subsequently re-classified to net income:
Changes in fair value on investments (Note 7)	(1,081)	2,691
Comprehensive (loss) income for the year	$(24,801)	$21,823

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Operating activities
Net (loss) income for the year	$(10,178)	$2,711

Depletion and amortization	17,651	17,520
Royalty interest impairment (Note 6b)	18,896	-
Income tax expense	1,570	1,316
Share-based compensation expense	2,216	1,663
Finance expense	2,406	2,769
Unrealized foreign exchange loss and other	197	461
Income taxes paid	(1,422)	(1,945)
Changes in non-cash working capital (Note 12)	(3,662)	(1,703)
Net cash provided by operating activities	$27,674	$22,792

Investing activities
Acquisition of royalty interests (Note 5)	(96,567)	(49,627)
Right of first refusal proceeds (Note 5)	-	22,367
Proceeds from disposal of investments (Note 7)	-	4,179
Acquisition of investments and other (Note 7)	(4,031)	(4,811)
Net cash used in investing activities	$(100,598)	$(27,892)

Financing activities
Proceeds from credit facility (Note 8)	82,284	36,894
Repayment of credit facility (Note 8)	(7,085)	(33,237)
Proceeds from exercise of stock options	825	207
Financing costs	(1,032)	(1,032)
Interest paid	(1,782)	(1,089)
Net cash provided by financing activities	$73,210	$1,743

Effect of exchange rate changes on cash and cash equivalents	(859)	50
Decrease in cash and cash equivalents	(573)	(3,307)
Cash and cash equivalents at the beginning of the year	6,844	10,151
Cash and cash equivalents at the end of the year	$6,271	$6,844

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars, except for number of shares)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive (loss) income $	Deficit $	Total equity $
As at December 31, 2017	76,797,915	138,412	7,827	3,160	(7,043)	(5,640)	136,716
Total comprehensive income	-	-	-	-	19,112	2,711	21,823
Shares and warrants issued to Newmont for Royalty Portfolio (Note 5)	30,000,000	105,588	6,707	-	-	-	112,295
Shares issued as repayment and interest of credit facility	557,396	1,433	-	(1,035)	-	-	398
Shares issued for options exercised (Note 9c)	192,000	441	-	(234)	-	-	207
Share-based compensation (Note 9a)	168,335	555	-	1,104	-	-	1,659
As at December 31, 2018	107,715,646	246,429	14,534	2,995	12,069	(2,929)	273,098
Total comprehensive loss	-	-	-	-	(14,623)	(10,178)	(24,801)
Dividend declared (Note 9e)	-	-	-	-	-	(1,585)	(1,585)
Shares issued to Kinross for Royalty Portfolio (Note 5)	11,228,674	64,174	-	-	-	-	64,174
Shares issued for options exercised (Note 9c)	508,964	1,422	-	(597)	-	-	825
Share-based compensation (Note 9a)	125,205	672	-	1,544	-	-	2,216
As at December 31, 2019	119,578,489	312,697	14,534	3,942	(2,554)	(14,692)	313,927

The accompanying notes are an integral part of these consolidated financial statements.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s shares trade on the New York Stock Exchange American and Toronto Stock Exchange under ticker symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a Gross Revenue Royalty (“GRR”) or after deducting specified costs (a Net Smelter Returns (“NSR”) royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on March 4, 2020.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

B.	Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, unless otherwise noted.

C.	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its significant subsidiaries (all of which are wholly owned) Maverix Metals (Australia) Pty Ltd. (“MMA”) and Maverix Metals (Nevada) Inc. (“MMN”). Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D.	Royalty, Stream and Other Interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific royalty or stream asset are expensed in the period incurred.

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a royalty or stream interest, an allocation of its fair value may be attributed to the exploration potential of the interest and is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources (“IFRS 6”). Once the technical feasibility, commercial viability and a development decision have been established, the value of the asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

E.	Impairment of Royalty, Stream and Other Interests

Evaluation of the carrying values of each mineral interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment is assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows and largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, or other interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of its fair value less costs of disposal (“FVLCD”) and its value in use (“VIU”). Estimated future cash flows are calculated using estimated production, sales prices and a discount rate. Estimated future production is determined using current reserves and the portion of resources expected to be classified as mineral reserves, as well as exploration potential expected to be converted into resources or reserves. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by research analysts and management’s expectations. The discount rate is estimated using an average discount rate incorporating research analyst views used to value precious metal royalty and streaming companies. All inputs used are those that an independent market participant would consider appropriate. In addition, the Company may use other market approaches for determining the recoverable amount which may include an estimate of (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions or (iv) market capitalization of comparable assets.

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying value of the royalty or stream interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the royalty or stream interest in previous periods.

Royalty and stream interests classified as exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

F.	Revenue Recognition

Revenue is comprised of revenue earned in the year from royalty, stream and other interests. The Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For Streams, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

For Royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

G.	Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars. Assets and liabilities of the Company and its subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated statement of financial position date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as foreign currency translation adjustment in other comprehensive (loss) income.

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. The functional currency of the Company, MMA, and MMN is the U.S. dollar.

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of (loss) income.

H.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, right of first refusal (“ROFR”) receivable, investments, trade and other payables, and the credit facility. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents include cash on account and short-term deposits with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are subsequently measured at amortized cost using the effective interest rate method.

Trade receivables relate to amounts received from sales of refined gold and silver and royalty revenue. ROFR receivable relates to the underlying right of a property owner to repurchase a specific royalty (Note 5). These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. We have applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognised upon initial recognition of the receivables.

Investments in marketable equity securities are designated as fair value through profit and loss (“FVTPL”) unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income (“FVTOCI”). Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

When investments in marketable equity securities designated as FVTOCI are disposed of, the cumulative gains and losses recognized in other comprehensive income are not recycled to the statement of income and remain within equity. Dividends received are recognized in income and these investments are not assessed for impairment.

The consideration for investments in units including common shares and share purchase warrants are allocated on a pro-rata basis, based on relative fair values at the date of issuance. The fair value of common shares are based on the market closing price. The fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance.

Investments in warrants are classified as FVTPL. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss) under the classification of other (expense) income.

Trade and other payables and the credit facility are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

I.	Inventory

When refined gold or silver is delivered to the Company under a Stream agreement, it is recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with the underlying Stream interest. At such time the inventory is sold, the amounts recognized in inventory are recorded as cost of sales and depletion.

J.	Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income, except for deferred income tax relating to equity items which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

K.	Share Capital and Share Purchase Warrants

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received, unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or if the warrants are not traded, using the BSM as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided.

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (U.S. dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

L.	Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants with an average market price that exceeds the average exercise prices of the options for the period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

M.	Share Based Payments

The Company recognizes share based compensation expense for share purchase options, restricted share units (“RSUs”) and common shares granted to directors, officers, employees and consultants under the Company’s equity based incentive plans based on the fair values at the date of grant.

Share purchase options

The fair value of share purchase options is determined using the BSM, with market related inputs as of the grant date. The BSM requires management to estimate the expected volatility, expected term, risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data of the Company and similar listed entities, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

The fair values of share purchase options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s RSU Plan, the Board of Directors has the discretion to settle the vested RSUs in cash or equity. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments. The fair values of RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

Common shares

The fair value of common shares granted is determined by the market value of the underlying shares at the date of the grant. The fair value of the common shares are expensed with a corresponding increase to equity.

N.	Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

O.	Segment Reporting

The Company’s reportable operating segments are components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Corporation’s executive head office and general corporate administration (including finance expenses) are included within ‘Corporate’ to reconcile the reportable segments to the consolidated financial statements. Refer to Note 15 for summary of the Company’s segmented information.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

3.	NEW ACCOUNTING STANDARDS ADOPTED

IFRS 16, Leases (“IFRS 16”)

The Company adopted IFRS 16 on January 1, 2019, in accordance with the transitional provisions of the standard, applying the modified retrospective approach.

At the inception of a contract, an assessment is made as to whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease, a right-of-use asset and a lease liability are recognized. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method and re-measured if there is a change in future lease payments.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. An assessment is made at the end of each reporting period if there is an indication the carrying value of the right-of-use asset is not recoverable.

The Company completed an assessment of the new standard. The process included a review of all lease and service contracts, to determine if it has the right to control the use of an identified asset for a period of time in exchange for consideration. Based on the analysis, the only contract to which the Company applied the new standard related to the lease for the use of the Company’s office premises. As a result of adopting the new standard, the Company recognized a right-of-use asset of $0.4 million within deferred financing costs and other. The right-of-use asset was measured at an amount equal to the lease liability on adoption.

IFRS Interpretations Committee Interpretation 23, Uncertainty over Income Tax Treatments, (“IFRIC 23”)

The Company adopted IFRIC 23 on January 1, 2019, with retrospective application in accordance with the standard. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatment under IAS 12, Income Taxes. The adoption of IFRIC 23 did not result in any adjustments to the Company’s financial results or disclosures.

4.	CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

A.	Attributable Reserve and Resource Estimates

Royalty, stream and other interests comprise a large component of the Company’s assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty, stream and other agreements, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of the Company’s royalty, stream and other interests and depletion charges.

The Company’s royalty, stream and other interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s royalty, stream and other interests. These calculations require the use of estimates and assumptions, including the amount of recoverable resources to be converted into reserves. Changes to depletion rates are accounted for prospectively.

B.	Fair Value of Acquired Royalty, Stream and Other Interests

The determination of the fair values of acquired royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value could impact the acquisition date fair values of the royalty, stream and other interests.

C.	Impairment of Royalty, Stream and Other Interests

Assessment of impairment of royalty, stream and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

During the year ended December 31, 2019, the Company recorded an impairment charge of $18.9 million (2018: $nil) (Note 6b).

D.	Income Taxes

The interpretation of existing tax laws or regulations in Canada, Australia, the United States of America, or any of the countries in which our property interests are located or to which shipments of gold or silver are made or received requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to Note 14 for more information.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

5.	ROYALTY AND STREAM ACQUISITIONS

A.	During the Year Ended December 31, 2019

Kinross Portfolio Acquisition

On December 19, 2019, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Kinross Gold Corporation (“Kinross”) to acquire a portfolio of royalties. As consideration, the Company issued 11,228,674 common shares and paid $32.8 million (US$25.0 million) in cash.

Certain of the royalties that were due to be transferred pursuant to the Agreement were subject to certain restrictions on transfer, including a ROFR that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Kinross and Maverix. Prior to the Company completing the Agreement, one of the underlying property owners provided notification they were exercising their ROFR. As a result, Maverix acquired a total 24 royalties (the “Kinross Portfolio”) pursuant to the Agreement and received aggregate total proceeds of $15.6 million (US$12.0 million) in cash upon the completion of the ROFR transaction (Note 18).

The fair value of the Kinross Portfolio acquired was determined to be $97.0 million. The Company used discounted cash flow models for producing or near term development assets and comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Kinross Portfolio. The discounted cash flow models used discount rates of 5% to 8% for producing assets and from 8% to 10% for assets not in production. Metal prices were based on analyst metal price projections and management expectations.

The excess of the fair value of the Kinross Portfolio of $97.0 million over the cash consideration paid of $32.8 million was allocated to the common shares.

The significant and other assets acquired in the Kinross Portfolio include the following:

DeLamar NSR Royalty (Idaho, United Stated)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced from the DeLamar deposit at the DeLamar project operated by Integra Resources Corp.

Omolon GRR (Magadan Region, Russia)

The Company has a sliding scale GRR payable quarterly on certain deposits that form part of the Omolon hub that is operated by Polymetal International plc. The GRR is equal to 2.0% when the gold price is above US$650 per ounce.

Cerro Casale GRR (Atacama, Chile)

The Company has a 1.25% GRR payable quarterly on 25% of the gross revenues from the Cerro Casale mine after US$10.0 million is payable under the agreement. The Cerro Casale mine is operated by the Norte Abierto joint venture between Barrick Gold Corporation and Newmont Corporation (“Newmont”).

Other

The Company also acquired 21 development and exploration stage royalties, of which, there are eleven in the United States, three in Canada, two in Chile, and the remaining five are in other jurisdictions.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

Additional Royalty on Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $53.0 million (US$40.0 million) (the “Additional Royalty”). Upon closing of the transaction, Maverix owns a combined 2.5% NSR royalty on the Hope Bay mine. Maverix is also entitled to receive an additional 0.25% NSR royalty until certain conditions with respect to the Additional Royalty are satisfied.

TMAC has the right to buy back 100% of the Additional Royalty for a cash payment of US$50.0 million in the event of a change of control transaction of TMAC (as defined in the agreement) that is announced prior to June 30, 2021. TMAC also has the right to buy back 0.5% of the Additional Royalty after June 30, 2021 for a cash payment of US$15.0 million.

El Mochito Stream

In March 2019, Maverix entered into an agreement to purchase 22.5% of the silver produced from Ascendant Resources Inc.’s (“Ascendant”) operating El Mochito mine (the “El Mochito Stream”). As consideration for the El Mochito Stream, Maverix made an upfront cash payment of $10.3 million (US$7.5 million). If certain production milestones are met, the El Mochito Stream percentage will decrease from 22.5% to 20% for the remaining life of the mine. Maverix will make ongoing cash payments to Ascendant equal to 25% of the spot price of silver for each ounce delivered.

B.	During the Year Ended December 31, 2018

Newmont Portfolio Acquisition

On June 29, 2018, the Company completed the Purchase and Sale Agreement (the “PSA”) entered into with Newmont Corporation and its affiliates to acquire a portfolio of royalties. For consideration, the Company issued 30,000,000 common shares, 5,000,000 common share purchase warrants and paid $22.4 million (US$17.0 million) in cash. The warrants are exercisable for five years at a price of US$1.64 per common share.

Certain of the royalties that were due to be transferred pursuant to the PSA were subject to a ROFR that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix. Prior to the Company completing the PSA, a few of the underlying property owners provided notification they were exercising their ROFRs. As a result, Maverix acquired a total 51 royalties (the “Newmont Portfolio”) pursuant to the PSA and received aggregate total proceeds of $22.4 million (US$17.0 million) in cash upon the completion of the ROFR transactions.

The fair value of the Newmont Portfolio acquired was determined to be $134.7 million. The Company used discounted cash flow models for producing or near term development assets and comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Newmont Portfolio. The discounted cash flow models used a discount rate of 5% for producing assets and from 5% to 10% for assets not in production. Metal prices were based on analyst metal price projections and management expectations.

The excess of the fair value of the Newmont Portfolio of $134.7 million over the cash consideration paid of $22.4 million was allocated to the common shares and common shares purchase warrants using the residual method. The fair value of the 5,000,000 warrants were calculated using the BSM and the residual value was allocated to the 30,000,000 common shares. The following assumptions were used in the BSM: grant date share price of US$1.30, exercise price of US$1.64, expected volatility of 51%, risk-free interest rate of 2.1% and expected life of 5 years.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

Moss Mine Silver Stream

In December 2018, the Company entered into an agreement to acquire 100% of the silver produced from Northern Vertex Mining Corp.’s (“Northern Vertex”) operating Moss mine, until a minimum of 3.5 million ounces of silver have been purchased, after which Maverix will be entitled to purchase 50% of the life of mine silver production (the “Moss Stream”). Maverix will make ongoing cash payments to a subsidiary of Northern Vertex equal to 20% of the spot price of silver. As consideration for the Moss Stream, Maverix made an upfront cash payment of $26.7 million (US$20.0 million). The Moss mine is 100% owned by Northern Vertex and is located near Bullhead City in northwest Arizona.

6.	ROYALTY, STREAM AND OTHER INTERESTS

A.	Carrying Amount

As at and for the year ended December 31, 2019:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ Disposals	Ending	Opening	Depletion	Impairment	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$	$	$	$	$
Amulsar	ARM	18,748	-	18,748	-	-	(18,896)	(18,896)	148	-
Beta Hunt	AUS	19,964	-	19,964	(6,336)	(2,324)	-	(8,660)	(605)	10,699
Cerro Casale	CHL	-	9,255	9,255	-	-	-	-	(94)	9,161
Converse	USA	13,220	-	13,220	-	-	-	-	(181)	13,039
DeLamar	USA	-	11,900	11,900	-	-	-	-	(122)	11,778
El Mochito	HON	-	10,303	10,303	-	(2,011)	-	(2,011)	(247)	8,045
Florida Canyon	USA	15,984	806	16,790	(1,965)	(893)	-	(2,858)	(120)	13,812
Friday - Petsite	USA	-	1,312	1,312	-	-	-	-	(13)	1,299
Gemfield	USA	11,587	-	11,587	-	-	-	-	(158)	11,429
Hope Bay	CAN	30,682	52,970	83,652	(1,001)	(1,562)	-	(2,563)	(1,376)	79,713
Karma	BFA	25,870	10	25,880	(3,042)	(2,276)	-	(5,318)	242	20,804
La Colorada	MEX	22,620	-	22,620	(3,033)	(1,226)	-	(4,259)	1	18,362
McCoy Cove	USA	15,807	8,594	24,401	-	-	-	-	(304)	24,097
Moose River	CAN	4,810	-	4,810	(1,104)	(918)	-	(2,022)	12	2,800
Moss	USA	27,056	13	27,069	(90)	(2,053)	-	(2,143)	(682)	24,244
Mt. Carlton	AUS	12,772	-	12,772	(4,695)	(1,349)	-	(6,044)	(496)	6,232
Omolon	RUS	-	13,222	13,222	-	(529)	-	(529)	(124)	12,569
San Jose	MEX	7,150	-	7,150	(2,267)	(736)	-	(3,003)	7	4,154
Silvertip	CAN	5,858	-	5,858	(119)	(468)	-	(587)	(224)	5,047
Vivien	AUS	4,457	10	4,467	(2,663)	(747)	-	(3,410)	(137)	920
Other royalties and streams	Various	47,910	37,555	85,465	(519)	(33)	-	(552)	(1,086)	83,827
Other	USA	4,127	3	4,130	(295)	(365)	-	(660)	(12)	3,458
Total(1)		288,622	145,953	434,575	(27,129)	(17,490)	(18,896)	(63,515)	(5,571)	365,489

(1)	Total royalty, stream, and other interests include carrying amounts in the following countries: $131.9 million in United States, $95.4 million in Canada, $27.2 million in Mexico, $21.0 million in Burkina Faso, $19.6 million in Australia, $13.1 in Chile, $12.6 in Russia, $10.9 million in Peru, $8.0 million in Honduras, $6.7 million in Dominican Republic, $5.2 in Cote d’Ivoire, $4.6 in Ghana, $4.2 million in Argentina and $5.1 million in other various countries.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

As at and for the year ended December 31, 2018:

		Cost			Accumulated Depletion
	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Foreign Exchange	Carrying Amount
		$	$	$	$	$	$	$	$
Amulsar	ARM	-	18,748	18,748	-	-	-	679	19,427
Beta Hunt	AUS	19,964	-	19,964	(1,533)	(4,803)	(6,336)	-	13,628
Converse	USA	-	13,220	13,220	-	-	-	476	13,696
Florida Canyon	USA	15,984	-	15,984	(759)	(1,206)	(1,965)	578	14,597
Gemfield	USA	-	11,587	11,587	-	-	-	417	12,004
Hope Bay	CAN	-	30,682	30,682	-	(1,001)	(1,001)	1,057	30,738
Karma	BFA	25,852	18	25,870	(446)	(2,596)	(3,042)	1,354	24,182
La Colorada	MEX	22,620	-	22,620	(1,368)	(1,665)	(3,033)	960	20,547
McCoy-Cove	USA	-	15,807	15,807	-	-	-	569	16,376
Moose River	CAN	4,810	-	4,810	(86)	(1,018)	(1,104)	179	3,885
Moss	USA	-	27,056	27,056	-	(90)	(90)	595	27,561
Mt. Carlton	AUS	12,772	-	12,772	(2,635)	(2,060)	(4,695)	(144)	7,933
San Jose	MEX	7,150	-	7,150	(1,265)	(1,002)	(2,267)	237	5,120
Silvertip	CAN	5,858	-	5,858	-	(119)	(119)	44	5,783
Vivien	AUS	4,457	-	4,457	(1,551)	(1,112)	(2,663)	(71)	1,723
Other royalties and streams	Various	29,470	18,440	47,910	(26)	(493)	(519)	1,647	49,038
Other	USA	-	4,127	4,127	-	(295)	(295)	166	3,998
Total(1)		148,937	139,685	288,622	(9,669)	(17,460)	(27,129)	8,743	270,236

(1)	Total royalty, stream, and other interests include carrying amounts in the following countries: $102.7 million in United States, $41.9 million in Canada, $30.6 million in Mexico, $25.1 million in Australia, $24.4 million in Burkina Faso, $19.4 in Armenia, $11.5 million in Peru, $7.0 million in Dominican Republic, $4.4 million in Argentina and $3.2 million in other various countries.

B.	Royalty interest impairment

In December 2019, Lydian International Limited (“Lydian”) announced it was granted creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to possibly restructure its business and affairs. The CCAA filing, amongst other facts and circumstances, were considered indicators of impairment. As a result of the Company’s review of the circumstances specific to its royalty payment agreement with Lydian, the Company recorded an impairment of $18.9 million.

7.	INVESTMENTS

As at and for the year ending December 31, 2019:

	Balance at December 31, 2018	Additions	Fair Value Adjustments	Disposals	Foreign Exchange	Balance at December 31, 2019
Common shares(1)	$5,762	$4,748	$(1,081)	$-	$(331)	$9,098
Warrants(2)	320	-	(122)	-	(12)	186
Total investments	$6,082	$4,748	$(1,203)	$-	$(343)	$9,284

(1)	Fair value adjustments recorded within Other Comprehensive (loss) income for the period.
(2)	Fair value adjustments recorded within Net (loss) income for the period.

Concurrent with the acquisition of the Additional Royalty (Note 5), the Company subscribed for $4.0 million (US$3.0 million) TMAC common shares.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

As at and for the year ending December 31, 2018:

	Balance at December 31, 2017	Additions	Fair Value Adjustments	Disposals	Foreign Exchange	Balance at December 31, 2018
Common shares	$-	$7,059	$2,691	$(4,179)	$191	$5,762
Warrants	-	190	121	-	9	320
Total investments	$-	$7,249	$2,812	$(4,179)	$200	$6,082

8.	CREDIT FACILITY

The Company amended and increased its revolving credit agreement to borrow up to US$120 million (the “Revolving Facility”). Amounts drawn on the amended Revolving Facility are subject to interest at LIBOR plus 2.00% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.45% to 0.675% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Revolving Facility credit agreement). During the year ended December 31, 2019, the Company paid approximately 4.4%, on amounts drawn and 0.5% on the remaining undrawn portion. The amended Revolving Facility is secured by the Company’s present and future acquired assets, matures in June 2023, and is extendable through mutual agreement between Maverix and the syndicate of lenders.

As at December 31, 2019, the Company was in compliance with its covenants as defined in the Revolving Facility credit agreement.

The following table summarizes the Company’s Revolving Facility as at and for the years ended December 31, 2019 and 2018:

Revolving Facility
Balance at December 31, 2017	$-
Proceeds	23,618
Repayment	(7,203)
Foreign exchange movement	365
Balance at December 31, 2018	16,780
Proceeds	82,284
Repayment	(7,085)
Foreign exchange movement	(2,362)
Balance at December 31, 2019	$89,617

Amortization of the deferred financing costs related to the Revolving Facility for the years ended December 31, 2019 and 2018 were $0.4 million and $0.3 million, respectively.

9.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value.

In May 2019, the Company consolidated its issued and outstanding common shares on the basis of two (2) pre-consolidation common shares for each one (1) post-consolidation common share (the “Share Consolidation”). As a result of the Share Consolidation, the 215,896,670 pre-consolidation shares were consolidated to 107,948,351 post-consolidation shares. The exercise price and the number of common shares issuable under the Company’s stock option plan and share purchase warrants were proportionately adjusted based on the ratio of the Share Consolidation. All comparative information has been adjusted to reflect the Share Consolidation.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

During the year ended December 31, 2019, the Company issued 125,205 common shares for $0.7 million in share-based compensation based on a weighted average share price of $5.36. During the year ended December 31, 2018, the Company issued 168,335 common shares for $0.6 million in share-based compensation based on a $3.30 share price.

b)	Share Purchase Warrants

A listing of the Company’s outstanding warrants as at December 31, 2019 and 2018 are presented below:

Number outstanding	Exercise Price US$	Expiry Date
5,000,000	$1.56	July 8, 2021
3,250,000	$2.41	July 8, 2021
5,000,000	$2.41	December 23, 2021
5,000,000	$3.28	June 29, 2023
18,250,000

c)	Share Based Payments - Share Option Plan

The Company adopted a stock option and compensation share plan (the “Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, either, (i) common shares of the Company or (ii) non-transferable stock options to purchase common shares of the Company, each set at a price determined by the fair market value of the shares at the date immediately preceding the date on which the option is granted or the common share is issued. Under the Plan, the aggregate number of common shares of the Company reserved for issuance is 7,500,000 common shares. If any option granted under the Plan expires or terminates for any reason in accordance with the terms of the Plan without being exercised, that option shall again be available for the purpose of the Plan. All stock options and incentive shares issued under the Plan vest over a period determined by the Board of Directors. Incentive stock options issued under the Plan expire up to five years after issuance.

The following table summarizes stock options which were outstanding and exercisable as at December 31, 2019 and 2018 and changes during the years then ended:

	Options Outstanding	Weighted average exercise price per option
	#	$
Balance at December 31, 2017	2,716,903	1.88
Granted	906,565	3.30
Exercised	(192,000)	1.08
Forfeited	(229,950)	2.81
Cancelled	(25,000)	1.08
Balance at December 31, 2018	3,176,518	2.28
Granted	1,211,565	5.38
Exercised	(508,964)	1.62
Forfeited	(45,000)	5.18
Balance at December 31, 2019	3,834,119	3.31

Options which have vested and are exercisable as at December 31, 2019	2,216,772	2.21

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

A summary of the Company’s outstanding stock options as at December 31, 2019 are presented below:

Number outstanding	Exercise Price	Expiry Date
887,500	$1.08	July 11, 2021
722,408	$2.80	April 28, 2022
156,081	$2.80	June 1, 2022
901,565	$3.30	May 31, 2023
848,252	$5.18	April 3, 2024
50,000	$6.48	August 1, 2024
268,313	$5.83	December 12, 2024
3,834,119

The following are the weighted average assumptions used in the BSM to estimate the fair value of stock options granted for the years ended December 31, 2019 and 2018:

	Year ended December 31, 2019	Year ended December 31, 2018
Risk-free interest rate	1.6%	2.1%
Expected volatility	47%	51%
Expected life	3 years	3 years
Expected dividend yield	0.2%	Nil

The weighted-average common share price, at the time of exercise, for the options that were exercised during the year ended December 31, 2019 was $5.48 per share (2018: $3.32 per share). The weighted average remaining contractual life of the options as at December 31, 2019 was 3.0 years (2018: 3.3 years).

d)	Share Based Payments – RSU Plan

The Company adopted a RSU Plan, which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable RSUs. Each RSU is set at a price determined by the fair market value of the shares at the date immediately preceding the date on which the RSU is granted. Under the RSU Plan, the aggregate number of common shares of the Company reserved for issuance is 3,000,000 common shares. If any RSU granted under the RSU Plan expires or terminates for any reason in accordance with the terms of the RSU Plan without vesting, that RSU shall again be available for the purpose of the Plan. All RSUs issued under the Plan vest after three years, unless otherwise determined on the grant date by the Board of Directors. The Board of Directors has the discretion to settle the vested RSUs in cash or equity.

	RSUs Outstanding	Weighted average fair value per RSU
	#	$
Balance at December 31, 2018	-	-
Granted	97,027	5.82
Balance at December 31, 2019	97,027	5.82

e)	Dividend

In November 2019, the Board of Directors declared a quarterly dividend of US$0.01 per common share payable on January 15, 2020 to shareholders of record as of the closure of business on December 31, 2019.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

10.	ADMINISTRATIVE EXPENSES

	Year ended December 31, 2019	Year ended December 31, 2018
Compensation and benefits	$3,982	$2,768
Corporate administration	1,145	692
Listing and filing fees	857	119
Professional fees	541	420
Amortization	161	60
Total administrative expenses	$6,686	$4,059

11.	DILUTED (LOSS) EARNINGS PER SHARE

Diluted (loss) earnings per share is calculated based on the following:

	Year ended December 31, 2019	Year ended December 31, 2018
Net (loss) income for the year	$(10,178)	$2,711
Basic weighted average number of shares	108,363,047	92,784,376
Basic (loss) earnings per share	$(0.09)	$0.03

Effect of dilutive securities
Warrants	-	3,996,083
Stock options	-	1,206,157
Diluted weighted average number of common shares	108,363,047	97,986,616
Diluted (loss) earnings per share	$(0.09)	$0.03

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:	Year ended December 31, 2019	Year ended December 31, 2018
Accounts receivable	$(3,615)	$(1,984)
Prepaid expenses and other	(286)	(103)
Trade and other payables	(1,314)	384
Dividend payable	1,553	-
Changes in non-cash working capital	$(3,662)	$(1,703)

Significant non-cash transactions:
Equity issued for Kinross and Newmont Portfolio’s (Note 5)	$64,174	$112,295
Settlement of certain receivables	1,540	2,705
Interest on CEF Facility paid in common shares	$-	$398

Cash and cash equivalents at the end of the year:
Cash at bank	$6,271	$6,844

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

13.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Compensation and benefits	$3,243	$1,624
Share-based compensation	1,955	423
Total compensation	$5,198	$2,047

During the years ended December 31, 2019 and 2018, the Company purchased $3.2 million and $3.3 million of refined gold from Pan American Silver Corp. (“Pan American”) at a price of US$650 per ounce purchased under its La Colorada gold Stream agreement (Note 17). As a consequence of its shareholding, Pan American is deemed to have a significant influence over the Company.

14.	INCOME TAXES

Income tax recognized in net (loss) income is comprised of the following:

	Year ended December 31, 2019	Year ended December 31, 2018
Current tax expense	$1,570	$1,316
Deferred tax expense	-	-
Income tax expense	$1,570	$1,316

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Year ended December 31, 2019	Year ended December 31, 2018
(Loss) income before income taxes	$(8,608)	$4,027
Statutory tax rate	27%	27%
Expected income tax (recovery) expense	$(2,324)	$1,087

Increase (decrease) due to:
Foreign tax rate differences	279	205
Non-deductible permanent differences	422	623
Withholding taxes	424	538
Change in unrecognized temporary differences	3,239	(240)
Effect of true-ups in prior year temporary differences	(470)	(897)
Income tax expense	$1,570	$1,316

Deferred tax assets and liabilities

As at December 31, 2019 the Company has recognized gross deferred tax assets of $7.1 million related to Canadian non-capital losses (December 31, 2018: $2.8 million). These have been partially offset by $6.1 million of deferred tax liabilities primarily related to the Company’s royalty, stream and other interests (December 31, 2018: $1.7 million).

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

The aggregate amount of deductible temporary differences for which deferred income tax assets have not been recognized are as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Royalty, stream and other interests	$3,058	$3,271
Financing costs	168	352
Non-capital losses	46,634	22,302
Total	$49,860	$25,925

No deferred tax asset is recognized in respect of these items because it is not probable that future taxable income will be available against which the Company can utilize the benefit. The Company has deductible non-capital tax losses of $46.6 million for which a deferred tax asset has not been recognized and expire in 2037 to 2039.

15.	SEGMENT INFORMATION

For the year ended December 31, 2019:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Royalty interest impairment	(Loss) income before taxes	Cash from (used in) operations
	$	$	$	$	$	$	$
Amulsar	-	-	-	-	(18,896)	(18,896)	-
Beta Hunt	-	6,350	-	(2,324)	-	4,026	6,764
El Mochito	4,812	-	(1,160)	(2,011)	-	1,641	3,651
Florida Canyon	-	2,787	-	(893)	-	1,894	2,188
Hope Bay	-	4,145	-	(1,562)	-	2,583	2,622
Karma	-	3,058	-	(2,276)	-	782	2,534
La Colorada	6,921	-	(3,241)	(1,226)	-	2,454	3,680
Moose River	-	1,492	-	(918)	-	574	1,378
Moss	4,077	-	(810)	(2,053)	-	1,214	3,268
Mt. Carlton	-	3,902	-	(1,349)	-	2,553	4,297
Omolon	-	746	-	(529)	-	217	-
San Jose	-	1,952	-	(736)	-	1,216	1,845
Silvertip	-	1,248	-	(468)	-	780	1,200
Vivien	-	2,746	-	(747)	-	1,999	2,804
Other	-	496	-	(398)	-	98	365
Corporate	-	-	-	-	-	(11,743)	(8,922)
Consolidated total	15,810	28,922	(5,211)	(17,490)	(18,896)	(8,608)	27,674

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

For the year ended December 31, 2018:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	8,264	-	-	(4,803)	3,461	6,383
Florida Canyon	1,930	-	-	(1,206)	724	1,585
Hope Bay	1,770	-	-	(1,001)	769	1,243
Karma	3,015	-	-	(2,596)	419	2,688
La Colorada	-	6,486	(3,342)	(1,665)	1,479	3,143
Moose River	2,577	-	-	(1,018)	1,559	2,570
Moss	-	204	(40)	(90)	74	164
Mt. Carlton	4,334	-	-	(2,060)	2,274	4,561
San Jose	1,624	-	-	(1,002)	622	1,694
Silvertip	349	-	-	(119)	230	163
Vivien	2,624	-	-	(1,117)	1,507	2,797
Other	874	-	-	(783)	91	888
Corporate	-	-	-	-	(9,182)	(5,087)
Consolidated total	27,361	6,690	(3,382)	(17,460)	4,027	22,792

16.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At December 31, 2019, the capital structure of the Company consists of $313.9 million (December 31, 2018: $273.1 million) of total equity, comprising share capital, reserves, accumulated other comprehensive (loss) income, and deficit, and $89.6 million (December 31, 2018: $16.8 million) of drawn Revolving Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Revolving Facility (Note 8). The Company is in compliance with its debt covenants at December 31, 2019.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable and ROFR receivable balances. The Company’s accounts receivable and ROFR receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty and stream portfolio.

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include: cash and cash equivalents, accounts receivable, investments, trade payables and other denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at December 31, 2019, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net (loss) income by $0.2 million and other comprehensive (loss) income by $0.9 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Revolving Facility. As at December 31, 2019, the Company had cash and cash equivalents of $6.3 million (December 31, 2018: $6.8 million) and working capital of $25.9 million (December 31, 2018: $11.3 million). In addition, at December 31, 2019 the Company has US$51.0 million available under its Revolving Facility (Note 8).

Other Risks

The Company also holds common shares of other mining companies with a combined fair market value as at December 31, 2019 of $9.1 million (December 31, 2018: $5.8 million) (Note 7). The daily exchange traded volume of the common shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at December 31, 2019, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive (loss) income by $0.9 million.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2019 and 2018. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at December 31, 2019			As at December 31, 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$9,098	$-	$-	$5,762	$-	$-
Warrants	-	186	-	-	320	-
Total	$9,098	$186	$-	$5,762	$320	$-

MAVERIX METALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise)

The fair values of the royalty, stream and other interests acquired through issuance of equity instruments were determined by a market approach using unobservable inputs into discounted cash flow projections and comparable transactions. As a result, for the years ending December 31, 2019 and 2018, the acquisition date fair values of royalty and other interests designated as Level 3 fair value measurements were $97.0 million and $134.7 million, respectively (Note 5).

17.	CONTRACTUAL OBLIGATIONS

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%		US$650
La Bolsa	5%		US$450

Silver Stream interests
Moss	100	%(1)	20% of silver spot price
El Mochito	22.5	%(2)	25% of silver spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(2)	If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

In connection with the acquisition of the Silvertip Royalty, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant.

18.	SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company collected ROFR proceeds of US$12.0 million (Note 5) and repaid US$13.0 million of the Revolving Facility, leaving US$64.0 million available under the Revolving Facility.